Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

February 22, 2023

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Ben Ritchie

Re:	Fisher Wallace Laboratories, Inc. Offering Statement on Form 1-A Submitted January 17, 2023, as Amended File No. 024-11229

Dear Mr. Ritchie:

On behalf of our client, Fisher Wallace Laboratories, Inc., we hereby request qualification of the above-referenced offering statement at 6 a.m., Eastern Time, on February 24, 2023, or as soon thereafter as is practicable.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks